UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number: 000-49676

NOTIFICATION OF LATE FILING

(Check One):[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K [X] Form 10-Q
[ ] Form N-SAR [ ] Form N-CSR

For Period Ended:  March 31, 2011

[ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q
 [ ] Transition Report on Form 20-F       [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:

Read instructions (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I. REGISTRANT INFORMATION

Full Name of Registrant:  ARTFEST INTERNATIONAL, INC.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number): 13342 Midway Road, Suite 250

City, State and Zip Code:  Dallas, Texas 75244

 PART II. RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[  ]      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III. NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

Artfest Internationl, Inc. (the "Company") has not completed the process of preparing the restated interim financial statements or its interim financial statements for the third quarter of 2010. As a result, the Company was unable, without unreasonable effort or expense, to finalize its Quarterly Report on Form 10-Q for the period ended March 31, 2011 (the "Form 10-Q") by May 16, 2011 filing deadline. The Company will file the Form 10-Q no later than the fifth calendar day following the filing deadline.

PART IV. OTHER INFORMATION

 (1) Name and telephone number of person to contact in regard to this notification

Edward Vasker	(214)	274-2420
(Name)	(Area code)	(Telephone number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the  registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes          [ ] No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes          [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ARTFEST INTERNATIONAL, INC.
--------------------------------------------
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Artfest International, Inc.

Date: May 16, 2011	By:	/s/ Eddie Vakser
Eddie Vakser
Chairman and CEO (principal executive officer and principal financial officer)